EXHIBIT 4.74

Execution Version

FIRST AMENDMENT TO SIXTH
AMENDED AND RESTATED CREDIT AGREEMENT
This First Amendment to the Sixth Amended and Restated Credit Agreement (“First Amendment”) is made as of June 11, 2015 by and among Credit Acceptance Corporation, a Michigan corporation (“Company”), Comerica Bank and the other banks signatory hereto (individually, a “Bank” and collectively, the “Banks”) and Comerica Bank, as administrative agent for the Banks (in such capacity, “Agent”).
RECITALS

A.
Company, Agent and the Banks entered into that certain Sixth Amended and Restated Credit Acceptance Corporation Credit Agreement dated as of June 23, 2014 (as amended, amended and restated or otherwise modified from time to time, the “Credit Agreement”) under which the Banks renewed and extended (or committed to extend) credit to the Company, as set forth therein.

B.
The Company has requested that Agent and the Banks agree to the amendment to the Credit Agreement contained herein and Agent and the Banks are willing to do so, but only on the terms and conditions set forth in this First Amendment.

NOW, THEREFORE, Company, Agent and the Banks agree:
1.Section 1 of the Credit Agreement is amended as follows:

(a)	by amending and restating the following definitions in their entirety as follows:
“‘Eurodollar-Interest Period’ shall mean, for Swing Line Advances carried at the Eurodollar-based Rate, an interest period of one month or any shorter period of not less than seven (7) days (or any lesser number of days agreed to in advance by Company, Agent and the Swing Line Bank), and for all other Eurodollar-based Advances, an interest period of one, two, three or six months, or any shorter period of not less than seven (7) days (or any lesser or greater number of days agreed to in advance by Agent and the Banks), in each case as selected by Company, as applicable, for a Eurodollar-based Advance pursuant to Section 2.3 or 2.5 hereof, as the case may be.”
“‘Existing Senior Note Documents’ shall mean the Existing Senior Notes, the 2014 Indenture (as defined in the definition of Existing Senior Notes), the 2015 Indenture (as defined in the definition of Existing Senior Notes) and other instruments, agreements and other documents evidencing or governing the Existing Senior Notes or providing any guarantee or other rights in respect thereof, as each may be amended, restated, supplemented, or otherwise modified from time to time.”

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“‘Existing Senior Notes’ shall mean (i) the senior unsecured notes issued pursuant to that certain Indenture dated January 22, 2014, among the Company, the Guarantors identified therein and U.S. Bank National Association as Trustee (the “2014 Indenture”) evidencing senior unsecured Debt incurred by the Company in an original principal amount of $300,000,000 due not sooner than February 15, 2021 and (ii) the senior unsecured notes issued pursuant to that certain Indenture dated March 30, 2015, among the Company, the Guarantors identified therein and U.S. Bank National Association as Trustee (the “2015 Indenture”) evidencing senior unsecured Debt incurred by the Company in an original principal amount of $250,000,000 due not sooner than March 15, 2023.”
“‘Future Debt’ shall mean any Debt issued after the First Amendment Effective Date (and any guaranties thereof permitted hereunder); provided that the aggregate principal amount of all such Debt (without duplication of such guaranties) outstanding at any time issued from and after the First Amendment Effective Date shall not exceed Five Hundred Million Dollars ($500,000,000). Notwithstanding anything herein to the contrary, Permitted Refinancing Debt (other than any Permitted Refinancing of any Future Debt) shall not constitute Future Debt.”
“‘Governmental Authority’ shall mean the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including without limitation any supranational bodies such as the European Union or the European Central Bank) and, solely for the purposes of Sections 3.4(b), 11.4, 11.5 and 11.7, any group or body charged with setting financial accounting or regulatory capital rules or standards (including, without limitation, the Financial Accounting Standards Board, the Bank for International Settlements or the Basel Committee on Banking Supervision or any successor or similar authority to any of the foregoing).”
“‘Revolving Credit Aggregate Commitment’ shall mean the aggregate of the Revolving Credit Commitments of the Banks as set forth on Schedule 1.2 hereto, subject to any increases in the Revolving Credit Aggregate Commitment pursuant to Section 2.17 of this Agreement, by an amount not to exceed the Revolving Credit Optional Increase, and subject to any reductions or termination of the Revolving Credit Aggregate Commitment under Sections 2.15 or 9.2 of this Agreement; provided, however, that in no event shall the Revolving Credit Aggregate Commitment hereunder at any time exceed Three Hundred Fifty Million Dollars ($350,000,000).”

“‘Revolving Credit Maturity Date’ shall mean the earlier to occur of (i) June 22, 2018, as such date may be extended from time to time pursuant to Section 2.16 hereof, and (ii) the date on which the Revolving Credit Aggregate Commitment shall be terminated pursuant to Section 2.15 or 9.2 hereof.”
“‘Revolving Credit Optional Increase’ shall mean, at any time of determination, an amount equal to the difference between (i) $350,000,000 and (ii) the Revolving Credit Aggregate Commitment at such time.”
“‘Swing Line Maximum Amount’ shall mean Thirty Million Dollars ($30,000,000).”

(b)	by inserting the following new definitions in the appropriate alphabetical order:
“‘First Amendment Effective Date’ shall mean June 11, 2015.”
“‘Sanction(s)’ means any economic or financial sanction administered or enforced by the United States Government (including, without limitation, OFAC and the U.S. Department of State), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.”
“‘Sanctioned Country’ shall mean a country, region or territory which is the subject or target of a comprehensive sanctions program maintained under any Anti-Terrorism Law.”
“‘Sanctioned Person’ shall mean (a) any Person listed or otherwise recognized as a specially designated, prohibited, sanctioned or debarred Person, or that is the subject or target of any limitations or prohibitions (including but not limited to the blocking of property or rejection of transactions), under any Anti-Terrorism Law, (b) any Person organized or resident in a Sanctioned Country or operating in a Sanctioned Country in violation of any Anti-Terrorism Law, or (c) any Person controlled by one or more Persons described in the foregoing clauses (a) or (b). For purposes of this definition, control of a Person shall mean the power to vote 50% or more of the issued and outstanding Equity Interests having ordinary voting power for the election of directors of such Person.”
“‘Unrestricted Cash’ shall mean cash of the Company and its consolidated subsidiaries which is not subject to any pledge, security interest, lien, mortgage or other encumbrance, except (a) a lien in favor of Agent to secure the Indebtedness and (b) in the case of cash deposits held in a deposit account at a financial institution other than Agent, a customary banker’s lien in favor of such financial institution so long as Company has the unrestricted right, at any time, to access, withdraw, assign or transfer such deposits, and such deposits are not subject to any account control agreement or other agreement under which such rights are or can be restricted.”

(c)
by amending the definition of “Permitted Securitization” to replace the words “five (5) Business Days” appearing in clause (i) of the paragraph appearing after clause (d) thereof with “three (3) Business Days”.

(d)	By inserting the following at the end of the definition of “LIBOR Rate”:
“Notwithstanding the above, if the LIBOR Rate determined above shall be less than zero, then the LIBOR Rate shall be deemed to be zero”
2.    Section 6 of the Credit Agreement is hereby amended by inserting the following new Section 6.19 after Section 6.18 thereof:
“6.19    Anti-Terrorism/Sanctions. None of the Company, any Subsidiary or to the knowledge of the Company or such Subsidiary, any of their respective directors, officers, or employees is a Sanctioned Person.”
3.    Section 7.5 of the Credit Agreement is amended and restated in its entirety as follows:
“7.5    Maintain Funded Debt Ratio Level. On a Consolidated basis, maintain as of the end of each fiscal quarter a ratio of Consolidated Funded Debt minus Unrestricted Cash (including in the calculation thereof, for purposes of this Section 7.5, all Debt incurred by a Special Purpose Subsidiary, whether or not included therein under GAAP) to the Company’s Consolidated Tangible Net Worth equal to or less than 3.25 to 1.0.”
4.    The following new Section 7.21 after Section 7.20 of the Credit Agreement:
“7.21    Anti-Terrorism/Sanctions. Not (i) use the Advances to fund any operations in, finance any investments or activities in, or, make any payments to, a Sanctioned Country or Sanctioned Person in violation of any Anti-Terrorism Law, (ii) derive the funds used to repay the Indebtedness from any unlawful activity prohibited by Anti-Terrorism Laws, or (iii) directly, or to the Company’s knowledge, indirectly, use the Advances or proceeds thereof in any other manner that would result in a violation of Sanctions.”
5.    Section 11.1 of the Credit Agreement is amended by deleting the words “on any day other than the last day of the Interest Period applicable thereto (except as described in Section 2.5(e))” appearing at the end of clause (iii) thereof and inserting them instead at the end of clause (ii) thereof.
6.    Section 11.5 of the Credit Agreement is amended by inserting “, liquidity” after the words “special deposit” appearing in the fifth line of such Section.

7.    Schedule 1.2 is hereby amended and restated in its entirety in the form attached hereto as Attachment 1.
8.    This First Amendment shall become effective (the “Effective Date”) according to the terms and as of the date hereof, upon satisfaction of the following conditions:

(a)	receipt by the Agent of .pdf copies (followed by prompt delivery of original signatures) of counterpart originals of:

(i)	this First Amendment, duly executed and delivered by the Company and the requisite Banks;

(ii)
replacement Notes duly executed and delivered by the Company for each Bank reflecting the new Percentages set forth on Attachment 1 and the increase of the Revolving Credit Aggregate Commitment pursuant to this First Amendment;

(iii)	an amended and restated Swing Line Note duly executed and delivered by the Company;

(iv)	a Reaffirmation of Loan Documents duly executed and delivered by the Company and each of the Guarantors;

(v)
a certificate from the secretary (or other authorized officer) of Company and each Guarantor certifying that: (A) all actions necessary to authorize this First Amendment and the Loan Documents delivered therewith to which each is a party, supported by appropriate resolutions, (B) no consents or authorizations of any third parties are required in connection therewith, and (C) either there have been no changes to the organizational documents of such party previously delivered to Agent or that true and accurate copies of organizational documents are being provided to Agent with such certificate, and

(b)
Company shall have paid to Agent and the Banks all interest, fees and other amounts, if any, due and owing to the Agent and the Banks as of the Effective Date, including without limitation payment of the fees for the account of the Banks and the Agent in accordance with the terms of that certain Fee Letter dated April 28, 2015.

Agent shall give notice to Company and the Banks of the occurrence of the effectiveness of this First Amendment.
9.    Company hereby certifies that (a) all necessary actions have been taken by the Company to authorize execution and delivery of this First Amendment and (b) after giving effect to this First Amendment, no Default or Event of Default has occurred and is continuing on the Effective Date.

10.    The Company ratifies and confirms, as of the date hereof and after giving effect to the amendments contained herein, each of the representations and warranties set forth in Sections 6.1 through 6.18, inclusive, of the Credit Agreement and acknowledges that such representations and warranties are and shall remain continuing representations and warranties during the entire life of the Credit Agreement.
11.    Except as specifically set forth above, this First Amendment shall not be deemed to amend or alter in any respect the terms and conditions of the Credit Agreement, any of the Notes issued thereunder or any of the other Loan Documents, or to constitute a waiver by the Banks or Agent of any right or remedy under or a consent to any transaction not meeting the terms and conditions of the Credit Agreement, any of the Notes issued thereunder or any of the other Loan Documents.
12.    On the Effective Date, each Bank shall have (i) Percentages equal to the applicable percentages set forth on Schedule 1.2 attached as Attachment 1 hereto, as attached hereto, and (ii) Advances of the Revolving Credit (and participations in Swing Line Advances and Letters of Credit) in an amount equal to its Percentage of all such Advances (and Swing Line Advances and Letters of Credit) outstanding on such date. To facilitate the foregoing, Agent shall, on the Effective Date, direct the Banks to adjust their aggregate outstanding Advances of the Revolving Credit, provided that no such adjustment shall be deemed to constitute a repayment or novation of such loans or Advances. Each financial institution not previously party to the Credit Agreement shall upon its execution of this First Amendment be deemed a “Bank” under the Credit Agreement, and shall hold the Percentage set forth opposite its name in Schedule 1.2 attached as Attachment 1 hereto, and the Company, the Agent and the Banks hereby consent to the joinder of each such financial institution as a “Bank” under the Credit Agreement. The Banks agree that all interest and fees accrued under the Credit Agreement prior to the Effective Date shall constitute the property of the Banks which were parties to the Credit Agreement prior to such date and shall be distributed (to the extent received from the Company) to such Banks on the basis of the Percentages in effect under the Credit Agreement prior to the Effective Date. Furthermore, it is acknowledged and agreed that all fees paid under the Credit Agreement prior to the Effective Date shall not be recalculated, redistributed or reallocated by Agent among the Banks, whether or not relating to periods following the Effective Date.
13.    Unless otherwise defined to the contrary herein, all capitalized terms used in this First Amendment shall have the meaning set forth in the Credit Agreement.
14.    This First Amendment may be executed in counterparts in accordance with Section 13.10 of the Credit Agreement.
15.    This First Amendment shall be construed in accordance with and governed by the laws of the State of Michigan.
[Signatures Follow on Succeeding Pages]

WITNESS the due execution hereof as of the day and year first above written.
COMERICA BANK, as Administrative Agent, Sole Lead Arranger, and Collateral Agent, and a Bank

By: /s/ Paul G. Russo
Its:    Vice President

CREDIT ACCEPTANCE CORPORATION

By: /s/ Douglas W. Busk
Its:    Treasurer

BANKS:

BANK OF AMERICA, N.A., as Co-Syndication Agent, and a Bank

By: /s/ Michael Miller
Its: Vice President

BANK OF MONTREAL, as Co-Documentation Agent and a Bank

By: /s/ Catherine Blaesing
Its: Director

FIFTH THIRD BANK, an Ohio banking corporation, successor by merger with FIFTH THIRD BANK, a Michigan banking corporation, as Co-Documentation Agent and a Bank

By: /s/ Jessica Pfeifer
Its: Vice President

Signature Page to CAC First Amendment
(5719583)

CITIZENS BANK, N.A., as Co-Syndication Agent and a Bank

By: /s/ Michael A. Farley
Its: Senior Vice President

JPMORGAN CHASE BANK, N.A.

By: /s/ Andrew G. Stollfuss
Its: Executive Director

THE HUNTINGTON NATIONAL BANK

By: /s/ Tara Donovan
Its: Vice President

ISRAEL DISCOUNT BANK OF NEW YORK

By: /s/ Rahum Williams
Its: First Vice President

By: /s/ Richard Miller
Its: Senior Vice President

FLAGSTAR BANK, FSB

By: /s/ John Antonczak
Its: Senior Vice President

FIRSTMERIT BANK, N.A.

By: /s/ Kevin Mohl
Its: Vice President

Signature Page to CAC First Amendment
(5719583)

Attachment 1
Replacement Schedule 1.2
(PERCENTAGES)

Banks	Revolving Credit Commitment	Percentage
Comerica Bank	$50,000,000	16.1290323%
Bank of America, N.A.	$35,000,000	11.2903226%
Citizens Bank, N.A.	$45,000,000	14.5161290%
Bank of Montreal	$40,000,000	12.9032258%
Fifth Third Bank	$30,000,000	9.6774194%
The Huntington National Bank	$25,000,000	8.0645161%
JPMorgan Chase Bank, N.A.	$30,000,000	9.6774194%
Flagstar Bank, FSB	$25,000,000	8.0645161%
FirstMerit Bank, N.A.	$15,000,000	4.8387097%
Israel Discount Bank of New York	$15,000,000	4.8387097%
TOTAL	$310,000,000.00	100.000000%

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